Filed by Time Warner Cable Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

(Commission File No. 001-33335)

Following is a transcript of a conference call held by senior management of Time Warner Cable Inc. on April 24, 2014 with respect to its results for the quarter ended March 31, 2014.

Operator

Hello and welcome to the Time Warner Cable First Quarter 2014 Earnings Conference Call. At this time all participants are in a listen-only mode. [Operator Instructions] Today’s conference is being recorded. If you have any objections, you may disconnect at this time.

Now I will turn the call over to Mr. Tom Robey, Senior Vice President of Time Warner Cable Investor Relations. Thank you. You may begin.

Thomas Robey

Thanks, Candi, and good morning, everyone. Welcome to Time Warner Cable’s 2014 First Quarter Earnings Conference Call. This morning we issued a press release detailing our 2014 first quarter results. Before we begin there are several items I need to cover.

First, we refer to certain non-GAAP measures. Definitions and schedules setting out reconciliations of these historical non-GAAP financial measures to the most directly comparable GAAP financial measures are included in our earnings release and trending schedules.

Second, today’s conference call includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to various factors, which are discussed in detail in our SEC filings. Time Warner

Cable is under no obligation to, and in fact expressly disclaims, any such obligation to update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Third, the quarterly growth rates disclosed in this conference call are on a year-over-year basis unless otherwise noted as sequential.

Fourth, today’s press release, trending schedules, and presentation slides are available on our website at twc.com/investors.

And finally, following prepared comments by CEO Rob Marcus and CFO Artie Minson, Rob, Artie and our COO Dinni Jain will be available to answer your questions.

With that covered I’ll thank you and turn the call over to Rob. Rob?

Robert D. Marcus

Thanks, Tom, and good morning everyone. Let me start by saying that I am very pleased with our performance this quarter, and I’m exceptionally proud of the professionalism and commitment exhibited by the Time Warner Cable team since the announcement of our merger with Comcast.

As we work to secure government approvals and plan for the successful integration of TWC with Comcast, our entire team has remained laser-focused on executing the operating plan we established at the end of last year. The priorities we outlined on our fourth quarter call are no less relevant today than they were before we agreed to merge with Comcast, and we have not taken our eye off the ball as a result of the announcement.

As we entered 2014 we committed to revitalizing our Residential business. And our Residential team, led by Jeff

Hirsch and John Keib, is making great progress.

In Q1 we delivered on our promise to drive stronger subscriber trends. In fact this quarter marked our best subscriber performance in the last five years. Driven by solid connect volumes and a dramatic improvement in churn, we added 148,000 Residential customer relationships in Q1, a significant step toward our aspirational goal of adding 1 million Residential customers by the end of 2016.

Residential Triple Play, HSD, and voice net adds were all very strong. And our Video net loss of only 34,000 subs was as good as we’ve seen in quite some time.

And we’re well on our way to achieving our challenge of winning back 0.5 million DSL customers from the telcos by April of next year. The bottom line is that the foundational work we did last year to enhance our subscriber acquisition and retention capabilities is bearing fruit.

We also committed to significantly improving reliability by investing in our network and meaningfully enhancing customer service, and we’re making amazing strides here. Plant health is improving with more than 94% of nodes meeting or exceeding optimal performance specs. Improved plant reliability, coupled with enhanced troubleshooting and a focus on workmanship, has driven double-digit declines in rework and trouble calls versus last year’s first quarter.

In addition service levels in our call centers are up and on-time performance continues to climb, which is particularly impressive given that we now have industry-leading one-hour appointment windows available throughout our footprint. The net effect of these efforts is that we’re already seeing improvements in customer satisfaction scores.

At the same time we are differentiating our product in ways that matter to our customers. We deployed our cloud-based guide on 1 million more set-top boxes during the quarter. It’s now on 4.3 million set-tops, and we intend to hit 6 million set-tops in the coming months.

We’re continuing to improve the TWC TV IP video experience as well. Just this week we announced that our TWC TV app will be available on the Fan TV platform, further demonstrating our commitment to delivering the content that our customers love through new and innovative devices.

Also over the last week we also announced Hotspot 2.0, which will make our ever-expanding WiFi network more secure and even easier to use. And our Phone product is getting better too. Starting in March, Phone customers can now make unlimited calls to Mexico at no incremental charge.

I’m very excited about TWC Maxx, which is off and running in New York City and Los Angeles. We’re now 100% digital in New York City, and we’ve begun the process of going all-digital in L.A. And some customers in those cities are already enjoying HSD speed increases to 50 Mbps per second for standard-tier customers and as much as 300 Mbps per second for higher-end subscribers. I’m really excited about all we’re doing to improve the Residential customer experience.

We also committed to building on our success in Business Services, and we’re doing just that. Phil Meeks’s team drove overall Business Services revenue growth of almost 25% in the first quarter, including our recent DukeNet acquisition. Our ongoing standardization of business processes is starting to yield greater sales rep productivity, which along with adding sales staff and connecting more buildings and cell towers to our network should drive continued growth and set us up to achieve our target of $5 billion in annual revenue by 2018.

Finally, Joan Gillman’s Media Sales team is off to a strong start this year, and we’re looking forward to capitalizing on the election-year political advertising opportunity.

So overall our first quarter operational strength reinforces our confidence that by the time we close our deal with Comcast, TWC will be in the best shape ever. As for the deal itself we remain very excited about the combination of Time Warner Cable with Comcast. The regulatory approval process is going very much as planned, and the integration planning process is going even better than expected. The chemistry between the teams is great. And the important work we’re doing now will enable us to hit the ground running when the deal closes, which we expect will be around year-end.

So with that as an overview let me ask Artie to briefly cover the key takeaways from our first quarter results. Artie?

Arthur T. Minson

Thanks, Rob, and good morning everyone. Let me start by echoing Rob’s remarks that we are off to a great start to the year. Our subscriber trends are the strongest they’ve been in years. And we are on track for all aspects of our 2014 financial guidance.

Let me walk you through the key Q1 highlights. I will start with Residential subscriber performance. We are reaping the benefits from the 2013 initiatives that we invested in. And as a result we are seeing improvements in churn and connect volumes.

Our first quarter overall Residential subscriber performance, driven by the 148,000 customer relationship net adds, was the best in five years. Particularly noteworthy is the fact that we drove a dramatic improvement in bundling performance. We added 82,000 Triple Play and 31,000 Double Play subscribers. The net add trends for Video and HSD were also the best in at least five years, and we were very pleased with the fact that Phone net adds were back above

100,000 for the quarter.

In HSD we are particularly pleased with our ongoing segmentation efforts. 40% of HSD connects took Turbo and above in Q1. And Turbo and above customers now comprise 32% of our HSD subscriber base, up from 24.5% this time last year.

We are also very encouraged by our efforts to take share among more price-sensitive customers. Our everyday low price HSD tier accounted for 15% of new Internet connects in the first quarter, helping us to take customers from DSL. Since Rob put out the challenge to convert 500,000 DSL subs to our HSD platform, we have added over 300,000 HSD subscribers largely from DSL, putting us well ahead of pace of Rob’s goal.

On the Video side our ultimate goal is to get back to Video subscriber growth. And we’re very focused on achieving that goal. With that target in mind we were able to deliver improved performance during each month of the quarter. Video losses declined from January to February, and in the month of March we added Video customers.

I noted above that we saw great results in bundling this quarter, and that positively impacted our Phone results. For example, not only did we add Triple Plays, but the number of HSD Voice net adds tripled from last year’s first quarter to approximately 30,000.

So across the board on subscribers we saw strong results in Q1. I’m also pleased to report that even though we are in the middle of our rate increases and heading into the seasonally slower time of year, our strong momentum has continued into April. So far in April our net adds are higher than last year on a customer relationship basis and 80,000 higher than last year on a PSU basis.

On the rate side of the equation, I am pleased with our results, particularly in light of increased connect trends, as new connects tend to come in at lower ARPU than the average of the base. Residential ARPU per customer relationship increased 0.6% from the prior quarter to $105.45. In total dollars we saw year-over-year improvements in MRR from new connects and customers adding a PSU and reductions in MRR loss to disconnect and those customers dropping a PSU.

We also expect that ARPU per customer relationship will continue to improve as we move throughout the year as a result of our annual rate increases and the continued rollout of our new pricing architecture, which has now penetrated at approximately 50% of our Residential customer base.

In Business Services we delivered our 11th consecutive quarter of over $100 million of revenue growth. Our sales performance is strong across all product lines. And we are also making really good progress on operating more efficiently and effectively. For example, as compared to a year ago, productivity per sales rep is up 7%. And customer relationship churn is down over 20%.

We continue to invest organically in the business, as we added over 12,000 buildings to our network in Q1. And these buildings increase our annual revenue opportunity by approximately $200 million.

Cell tower backhaul also continues to be an area of strong growth. At quarter end we had over 14,000 towers generating revenue and a healthy backlog as a result of some recent contract wins. We also closed the DukeNet acquisition at the end of the year, which contributed $29 million to overall revenue growth in the first quarter.

In Media sales revenue grew 8%, as we are benefiting from third-party rep deals and political advertising and a strong automotive market. We expect ad revenue growth to accelerate in the back half of the year due to strong political advertising performance.

Turning to the income statement I want to take a minute to talk about two changes to our basis of presentation, both of which make our financial disclosures more closely reflect the way that we are now managing and analyzing the business.

First, we are reporting on multiple segments. Residential Services, Business Services, and Other Operations, as well as Shared Functions. And second, we are no longer disclosing cost of revenue and SG&A. Instead we disclose expenses by functional areas, including Programming and Content, Sales and Marketing, Technical Operations, Customer Care, and Other Operating costs.

Before I move on I want to make clear that our Shared Functions is a somewhat broader category compared to similar categories reported by our peers. Our Shared Services includes traditional corporate support functions such as Finance, HR, and Legal, as well as areas who costs are shared across our business units, such as facilities, network operations, supply chain, billing and collections, and IT.

With that let’s move on to our Q1 financial results. Total revenue growth of 2% was driven mostly by Business Services. As I noted at recent investor conferences, Residential and overall revenue growth was impacted in the quarter by subscriber weakness in the second half of last year. We expect revenue growth to accelerate during the year as we benefit from our strong Q1 Residential subscriber trends and rate increases, continued strong growth in Business Services, and political advertising in the back half of the year.

I’m pleased that we saw operating leverage in the quarter with adjusted OIBDA growth at 3.6% resulting in 60 basis points of margin expansion. I’m particularly pleased that we were able to achieve this level of margin expansion at the same time we were investing in the business. During Q1 we invested more in Sales, Marketing, Retention, and Care. We made these investments while still holding our operating expense growth to just 1.1%, as expenses benefited from the in-sourcing of our Residential Voice product, lower pension costs, and operating efficiencies we have gained over the last year as a result of our One TWC initiatives.

Excluding merger-related and restructuring costs Shared Service costs were down over 1% year-over-year. We remain very focused on identifying ways to operate more efficiently, and I’m pleased with our progress in this area.

Operating income growth of 3% was negatively impacted during the quarter by a $49 million year-over-year increase in merger-related and restructuring costs. The increase in merger-related expenses was partially offset by a reduction of restructuring costs, as we’re getting towards the end of our One TWC restructuring. Excluding these costs operating income would have increased 7.4% from Q1 2013.

Adjusted diluted EPS growth was very strong at up 26% to $1.78. The growth came from 19% adjusted net income growth and a 6% reduction in average diluted shares outstanding. Recall that we suspended our share repurchase program when we announced the Comcast transaction on February 13, so you should assume that we will make no more repurchases during this year.

Before moving on I just wanted to point out that reported EPS did benefit this quarter from a lower effective tax rate, due in part to the remeasurement of certain deferred tax liabilities related to a New York State tax law change.

Free cash flow was $629 million for the quarter, a $32 million decrease from the prior year period. Excluding a $29 million year-over-year increase in cash payments related to merger and restructuring activities, free cash flow was flat year-over-year, despite a $64 million increase in capital expenditures.

On the Residential side, increased CapEx was driven by higher CPE from modems and DTAs as related to the rollout of TWC Maxx and incremental support capital due to our investments in our national data centers. In Business Services most of the growth was driven by line extensions.

On the balance sheet side we had approximately $24.3 billion of net debt for a leverage ratio of just over 3 times. As we previously noted we will continue to pay our $3 annual dividend between signing and closing. And with our stock buyback suspended we will naturally de-lever between now and closing.

With that let me turn it back over to Tom for the Q&A portion of the call.

Thomas Robey

Thanks, Artie. Candi, we’re ready to begin the Q&A portion of the conference call. We would ask each caller to ask a single question so that we can accommodate as many callers as time permits. First question, please.

 Q&A

Operator

Thank you. Our first question is from Jessica Reif Cohen of Bank of America Merrill Lynch.

<Q - Jessica Reif Cohen>: So on the SMB margins, the 60% pre-Shared Services, I mean the margins seem very high. Can you just talk about, give us some color on can you scale further? And how will entering the Enterprise business affect these margins?

And because we don’t know the Shared Services, how much of the Shared Services apply to SMB? Is there any way you can give us some color on the shared functions? How much of that is corporate and how much of it is facilities?

<A - Arthur T. Minson>: Hey, Jessica, it’s Artie. Let me help you out with those.

With respect to the margins on Business Services, you rightfully point out that the operating margins tend to be very strong. That has a lot to do with frankly the mix shift that’s in there. You’ll see it’s very HSD-centric in the products. And as you know we completed our Go It Alone Phone migration this quarter, and that did also benefit Business Services.

As that business continues to drive in the mix shift towards more HSD-like services, I think there continues to be really strong overall profit trends and margin trends in the business.

As it relates to the $2.8 billion of Shared Services, we’re probably not going to break it out much further. I will give you a little bit more color, and there’s some good disclosure in the Q around it as well. But it does include some items, for example things like facilities, things like IT, things like technical operations that do support multiple lines of business. So it isn’t obviously just finance and legal, it has broader overall operating support functions in there as well.

<A - Robert D. Marcus>: So Jessica, it’s Rob. One additional item of color. We had somewhere just north of 30% growth in our Wholesale Transport business, including cell backhaul. And that also adds to the positive margin effect just based on mix. So just gives you little bit more sense.

<Q - Jessica Reif Cohen>: Great. Thank you so much.

<A - Thomas Robey>: Next question, please.

Operator

Thank you. Next question is Ben Swinburne of Morgan Stanley.

<Q - Benjamin D. Swinburne>: Thanks. Good morning. You guys laid out your new plan not that long ago, and you’ve seen some pretty rapid results. So I was curious if you could just help us with how much of the strong subscriber growth this quarter came from churn versus sort of connect and marketing activities? I noticed marketing was up year over year.

And also the timing of price increases you mentioned, they’re happening now in Q2. So is there an expectation that some of the momentum sort of shifts a bit out in the second quarter because of the difference in timing of price increases?

And along the lines of marketing, Artie, you mentioned expense growth was really modest this quarter despite stepping on the gas in marketing. Is that something that you can continue to help sort of grow marketing while maintaining your profitability as you look at sort of efficiencies this year?

<A - Arthur T. Minson>: I can deal with the marketing first, and then I’ll turn it over to Dinni. On the marketing front what I would just point out, Ben, is that this returns us to almost a more normalized level of marketing. I think part of the growth is a function of Q1 last year was a little bit light.

The second item I would just point out is that increase in marketing obviously wasn’t just on the Residential acquisition side, it was also driving Business Services. It also included a healthy increase in our investment and retention marketing. And Dinni, I’ll turn it over to Dinni, and he’ll talk a little bit about how that had an impact on churn.

<A - Dinesh C. Jain>: Yeah. Hey, Ben, it’s Dinni.

<Q - Benjamin D. Swinburne>: Hey, Dinni.

<A - Dinesh C. Jain>: I think that looking at our sub performance, it was driven about two-thirds by churn reduction and about one third in improvement in connect. A lot of that churn reduction came from the back end processes that we talked about in the last quarter call in retention and our retention efforts.

I think that both improvements in both areas are sustainable throughout the year. As Artie said in his comments in the second quarter that’s a seasonally weak quarter for us typically. And also this year as you pointed out we’re doing our rate increases in the second quarter. So second quarter won’t look the same as the first quarter. But I think that year-over-year we’re already seeing improvements as Artie mentioned in April.

<Q - Benjamin D. Swinburne>: And Dinni, is there a marked difference in connects in the Maxx versus non-Maxx markets yet? Or it’s still too early?

<A - Dinesh C. Jain>: It’s still way too early. I mean we’re launching Maxx in New York and L.A. at the end of the year. So we won’t be able to give you anything meaningful in terms of differences between performance until late in the year, if not in the next year.

<A - Robert D. Marcus>: Just a level set on Maxx, so we’ve now actually effectuated speed increases in four hubs, two hubs in each of Los Angeles and New York City. The number of customers affected by that are in the low tens of thousands. So we’re still in the very early stages. And we don’t expect to see meaningful retention benefits until much later.

<A - Arthur T. Minson>: And Ben, the only thing I would add too is we talked a little bit about how the connect trends have been better, the disconnect trends have been better. What has also been better and which helped the overall PSU net add trend, which I talked about April-over-April is having existing subs add a unit. So that has also been an area where we’re seeing some positive momentum.

<Q - Benjamin D. Swinburne>: Got it. Thanks for the color.

<A - Thomas Robey>: Thanks, Ben. Next question, please?

Operator

Thank you. Next question is Doug Mitchelson, Deutsche Bank.

<Q - Doug Mitchelson>: Thanks so much. Good morning. So just a clarification from Artie and question for Rob.

Rob, if press reports are accurate and the FCC will formally allow broadband companies like Time Warner Cable to charge a fee right to Internet companies for last mile fast lanes, I know it’s early but if it’s accurate, what changes over time might result from such regulatory clarity as you see it?

And then Artie, when you say April PSUs are 80,000 better than last year and it’s only April 24, you tend to close the month out a week or two early, right So that April comment should be considered a full, reportable month of April? Not a partial month?

<A - Arthur T. Minson>: You have a very good memory, Doug. And yes that is a full month of April. For people who on the call may not know exactly what Doug is referring to, we do cut off our subscriber reporting a little bit earlier than the actual calendar month-end. So those April numbers are effectively in the bag and they reflect the full month.

<A - Robert D. Marcus>: As far as the FCC proceeding, Doug, obviously the FCC has been, since the Verizon versus FCC decision, the FCC has been contemplating a new approach to what used to be the open Internet order. And I think we’ll have to see exactly what ultimately is embedded in their proposal.

I said on the last call in response to how we would react to the court decision that our business practice is to not discriminate and not block any content that’s otherwise available on the Internet. That will continue to be our operating policy. And we’ll have to see whether there are new business models that turn out to be interesting, resulting from anything the FCC might do. But I think it’s premature to make a judgment.

<Q - Doug Mitchelson>: And I know it’s a tough question to answer given the comments you just made, but do you think there could be a point in time where everyone just dips their toe in the water or is there something that could be a sea change in the way broadband companies handle traffic?

<A - Robert D. Marcus>: I think at this stage it’s difficult to speculate until we know exactly what’s being contemplated.

<Q - Doug Mitchelson>: Right. Thanks so much.

<A - Thomas Robey>: Thanks, Doug. Candi, next question, please.

Operator

Thank you. Next question, Richard Greenfield, BTIG.

<Q - Brandon A. Ross>: Hi, guys. It’s actually Brandon Ross in for Rich. Just wanted to ask one quick question. As your programming partners make an increasing amount of content available to Amazon and Netflix, such as yesterday’s HBO deal, without the need for an MVPD subscription, how does that change your Video strategy?

<A - Robert D. Marcus>: Yeah. Brandon, I don’t really think there’s anything new here. The difference may be simply in degree. We embrace video on the Internet in that it highlights the value of our HSD offering.

At the same time we know that in order to deliver a competitive Video service, we’ve got to continue to improve our offering, whether that means increased content, better navigation, more flexibility in terms of device access. And those are all things that we’re committed to doing.

I would argue that notwithstanding the increased availability of older VOD content through multiple platforms, there’s still nothing that rivals the Video experience that we deliver as an MVPD, especially in terms of live content, especially things like sports and live news.

<Q - Brandon A. Ross>: Great. Thank you.

<A - Thomas Robey>: Thanks, Brandon. Next question, please.

Operator

Thank you. Next question, Craig Moffett of MoffettNathanson.

<Q - Craig Moffett>: Hi. Good morning. Two questions if I could. First, a strategy question for Rob and Dinni. Your gross margin dollars per Video customer, or I guess what I think of as transport margin, has been coming down pretty sharply. How much of that is a strategy to shift the focus to broadband? And how much of that do you think has to be rebalanced going forward so that you take more moderate growth on the broadband side and shift some of it back to Video?

And then just a quick second question, you guys may not even have seen that Verizon’s FiOS results in Video were very weak this morning. I’m just curious what you saw from Verizon FiOS in the New York City market in particular, but in your FiOS markets? And whether they were doing anything different and had any different competitive impact than they’ve had in the past?

<A - Robert D. Marcus>: Let me take them in reverse order, Craig. What I’ll point out on the FiOS side is the strength we saw in our subscriber performance was actually very broad based not only from a product perspective, which Artie pointed out, but also from a geographic perspective. We actually saw improvement across our footprint. But what I think is very noteworthy is that the churn improvement we saw was most significant in FiOS markets, something we’re very pleased about. So I think that really responds to the direct head-to-head competition with FiOS that you described.

In terms of the Video margin obviously this is not new news. Video margin per Video sub has been coming down for some time. And we know that programming cost increases are the culprit.

And that’s really what’s driving it as opposed to a conscious decision to shift revenue from the Video bucket to the High-Speed Data bucket. I agree with your general characterization of our Video profit as being linked to transport as opposed to the aggregation and resale of video. But you’re not seeing a conscious reflection of a strategy there. It’s much more simply a product of the increase in programming cost.

<Q - Craig Moffett>: Thanks, Rob.

<A - Thomas Robey>: Thanks, Craig. Candi, next question, please.

Operator

Thank you. Next question is Tuna Amobi of S&P.

<Q - Tuna N. Amobi>: Hi. Thank you so much. I really appreciate that. So I think, Rob, you actually made a very clear case for why you believe the Comcast deal is best for Time Warner Cable.

But given that obviously the two companies have distinct shareholder bases, if you’re a Time Warner shareholder you have to wonder the potential impact of the movement in the shifts in the deal was announced. Clearly you chose to do a deal without a collar. And from where this kind of stands today there’s questions as to whether the value that was contemplated is the value that will actually be delivered, also given the time that remains to the regulatory process, et cetera.

So how do you kind of make the case that Time Warner Cable shareholders will get the value that was contemplated here, given that you chose to structure the deal in that way and kind of essentially exposing the shareholders to the volatility in the shares? So I would appreciate some color. Thank you.

<A - Robert D. Marcus>: Yeah. I continue to stand by our original statement that this combination is the best way to maximize value for shareholders. We think of value on a long-term basis as opposed to looking at the spot price of any stock at a given moment in time. And the incremental value that can be created through this combination we think will ultimately accrue to the benefit of our shareholders by virtue of their more than 23% ownership in the combined company.

And I don’t think anything has changed about that. And from our perspective we don’t get terribly hung up by the fact that share prices move around from day-to-day. And I have full confidence in the decision we made.

<Q - Tuna N. Amobi>: That’s helpful. Just to clarify when is your Board meeting coming up? And how does this whole divestiture, potential divestitures, does that kind of factor into your thinking at this point?

<A - Robert D. Marcus>: I’m not sure what Board meeting you’re referring to, Tuna. But I would take a step back and say that I don’t really think we have much to add to the discussion of divestitures relative to what Comcast disclosed on its earnings call. As part of the merger agreement for the most part Comcast is responsible and has the authority to effectuate those divestitures. And as [Michael] Angelakis said on their call, I have no doubt that they will be deliberate and thoughtful about that process.

<Q - Tuna N. Amobi>: Okay I’ll leave it there. Thank you.

<A - Thomas Robey>: Thanks, Tuna. Candi, next question, please?

Operator

Thank you. Next question is Amy Yong of Macquarie Capital.

<Q - Amy Yong>: Oh thank you. Can you just help us quantify or just quantify some of the growth coming in from HSD? And how we think about volume versus pricing and how you encourage upselling within your customer base versus providing free upgrades to higher speeds as a retention tool? And what’s the right balance? And how do we think about going after the more value-oriented DSL subs? Thanks.

<A - Arthur T. Minson>: Sure, Amy. It’s Artie. If you looked at the overall growth in HSD ARPU for example and tried to split it into what was related to rate increases last year and what is people taking higher tiers of service, it breaks down that about 25% of that increase is coming from people taking higher tiers of service. And so given the rate increases we did last year that obviously had an impact on the overall ARPU.

In terms of your question related to the everyday low pricing offer and our overall offer strategy, I think what you’re seeing is more and more segmentation in the base, which I hit a little bit in my proactive remarks. And what we’re seeing there is the share shift out of for example our standard tier. What we’re seeing in that share shift is it tends to be about 80% of the share shift are people who are moving up into higher tiers of service. So we’re doing a very good job of sort of getting people onto the platform and then successfully migrating them up.

<Q - Amy Yong>: Great. Thank you.

<A - Thomas Robey>: Thanks, Amy. Next question, please.

Operator

Thank you. Next question is Tom Eagan of Telsey Advisors.

<Q - Tom W. Eagan>: Super. Thank you. I wanted to follow-up on the rate increases. Could you just remind us where are you on the rate increases in terms of through the markets? And then did they started in March or in April? Thank you.

<A - Arthur T. Minson>: Tom, with respect to the rate increases, there was minimal revenue impact of the rate increases in our Q1, very minimal in March. And I think it’s about 83% of them will flow through in Q2. We have a little bit later in the year, but predominantly it will be a Q2 impact.

<Q - Tom W. Eagan>: Great. Thank you.

<A - Thomas Robey>: Next question, Candi.

Operator

Thank you. Next question is Vijay Jayant of International Strategy & Investment Group.

<Q>: Thank you.

<Q - Vijay Jayant>: Couple questions please. First on the fat broadband/skinny video offering, I know you guys launched that. Can you talk about what traction that had in the quarter? And did it have really any impact on ARPU?

And second with the baseball season starting, can you talk about what’s happening at the Dodgers RSN in terms of take-up by other distributors? Thanks.

<A - Robert D. Marcus>: Vijay, on the fat broadband/skinny video I’ll tell you what, the uptake has not been significant at this point. But admittedly we haven’t marketed as aggressively as some of our other packages at least not in Q1. So I still think it’s an interesting potential opportunity for a particular segment of the marketplace. But thus far has not had an impact on our customer base or ARPUs for that matter.

As far as the Dodgers go, I don’t think it’s any secret that at this point, with the exception of Time Warner Cable and

Bright House, we have not signed up any distributors to carry that network.

I think the good news is the product is great in that we have a first-place baseball team. And the production quality is outstanding. And we’ll continue to work on gaining affiliation deals. In the meanwhile there’s a whole lot of customers at Time Warner Cable who are very happy that they can view the service. And there are others who are moving to Time Warner Cable so that they can.

<Q - Vijay Jayant>: Thank you.

<A - Thomas Robey>: Next question, please, Candi.

Operator

Thank you. Next question, Frank Louthan of Raymond James.

<Q - Alex Sklar>: Hi. Thanks. This is Alex Sklar here for Frank. Following up on the last question with the Starter TV with HBO bundle, do you foresee an impact on the Premium Channel segment with HBO striking a deal with Amazon? And then on your cash tax slide, you suggested you could see a $175 million decrease in cash flow from stimulus reversals. Do you have any early thoughts on what the proposed two-year bonus appreciation extension could have on free cash flow this year and in 2015? Thanks.

<A - Robert D. Marcus>: I think the Premium question is an interesting one, Alex. And I think that when premiums make the decision to make their product available through means other than traditional a subscription to Premium Services through a Multi-Channel Video provider, one of the things that could happen is that customers choose to access their product a different way. And I think that has a lot more to do with the health of the Premium business than it does to do with our Multi-Channel Video business. I think we’ll have to see how that plays out. Artie, you want to take the cash taxes question?

<A - Arthur T. Minson>: Sure. Sure. On cash taxes to the extent there is an extension of bonus depreciation for the two years, our estimate is that would reduce the cash taxes guidance that we’ve given. So what would effectively – it would be a $150 million pickup in free cash flow. Or said another way cash taxes would be reduced by about $150 million if there was an extension.

<Q - Alex Sklar>: Great. Thank you.

<A - Thomas Robey>: All right. Candi, I think we have one last question, please.

Operator

Thank you. Our final question is James Ratcliffe of Buckingham Research.

<Q - James M. Ratcliffe>: Thanks. Two if I could. First of all, with the starting to roll out Hotspot 2.0 on your WiFi infrastructure, how do you see this in the long term? I mean can we move to a scenario where WiFi becomes the primary mode for not customers not just at their workplace and at their home, but actually on when they’re truly mobile on their devices?

And secondly, as you’re raising speeds across the board how do you look at the trade-off of customers who might choose that they don’t need a Turbo or similar service? And is there any precedent from previous speed increases about what share of customers actually end up downgrading? Thanks.

<A - Robert D. Marcus>: So James, on the WiFi network we’ve long said that we thought that the deployment of WiFi access points was a significant value-add for our HSD customers. And in particular our strategy has focused on public WiFi access points, meaning not necessarily in the home or in a particular business. So it is a replacement to some extent for some element of a mobile network.

And we think that continues to be a tremendous value add. And we’re going to continue to roll out access points. I think our total access points at the end of the quarter were up close to 33,000. And we deployed something like 3,000-plus in the quarter. So the pace of roll out continues.

And is it a complete replacement for a cellular contract? I think that probably is not the case. But I think it’s a really complementary offer, and it’s something that makes our HSD product more valuable.

As far as the speed increases question we’re always cognizant of the impact of increasing speeds on our various tiers of service, and what kinds of downgrade and upgrade activity that might result in. And suffice to say that what we’re trying to do is deliver the greatest amount of value for the best price at each tier. But certainly we’re not anxious to create cannibalization. So we do those speed increases very thoughtfully.

<Q - James M. Ratcliffe>: Thank you.

<A - Thomas Robey>: Thanks, James. Rob, did you have a few comments?

Robert D. Marcus

Yeah. So I guess I’ll just summarize by saying that we’re off to a great start in 2014. We’ve had the best Residential subscriber performance we had in five years. Our Business Services revenue growth was close to 25%. Operating metrics are improving. We’re differentiating our products further to improve the customer experience. TWC Maxx is off and running in New York City and L.A.

And all of these results underscore our commitment to delivering on our financial and operating plan and making our company stronger than ever in advance of the merger with Comcast. So with that we’ll close. And I’ll thank you for joining us this morning.

Thomas Robey

Thanks, Rob, and thanks everyone for joining us. And to give you a note of advanced notice Time Warner Cable’s next quarterly conference call, which will reflect our second quarter 2014 results, will be on Thursday, July 31, 2014, at 8:30 a.m. Eastern Time. Have a great day.

Operator

Thank you for your participation. That does conclude today’s conference. You may disconnect at this time.

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